SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                        SCHEDULE 13D/A4 (Amendment No. 4)
          Under the Securities Exchange Act of 1934 (Amendment No. 4)*

                               DOR BioPharma, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   452916 40 6
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                                 (CUSIP Number)

                                William F. Daniel
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Place
                                Dublin 2, Ireland
                                (353) 1-709-4000

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 13, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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




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CUSIP No.  452916 40 6
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      (1)         NAME OF REPORTING PERSONS
                  Elan Corporation, plc

                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
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      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
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      (3)         SEC USE ONLY

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      (4)         SOURCE OF FUNDS (See Instructions)
                  WC
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      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
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      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Ireland
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   Number of      (7)    SOLE VOTING POWER
     Shares              -0-  (See Item 5)
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               2,667,670  (See Item 5)
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             -0-  (See Item 5)
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         2,667,670  (See Item 5)
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      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,667,670 (See Item 5)
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      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)  [  ]
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      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.2% (See Item 5)
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      (14)        TYPE OF REPORTING PERSON (See Instructions)
                  CO
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



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CUSIP No.  452916 40 6
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      (1)         NAME OF REPORTING PERSONS Elan International Services, Ltd.

                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
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      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
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      (3)         SEC USE ONLY

--------------------------------------------------------------------------------
      (4)         SOURCE OF FUNDS (See Instructions)
                  WC
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      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
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      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda
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   Number of      (7)    SOLE VOTING POWER
     Shares              -0-  (See Item 5)
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               2,667,670  (See Item 5)
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             -0-  (See Item 5)
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         2,667,670  (See Item 5)
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      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,667,670 (See Item 5)
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      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)  [  ]
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      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.2% (See Item 5)
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      (14)        TYPE OF REPORTING PERSON (See Instructions)
                  CO
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


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CUSIP No.  452916 40 6
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      (1)         NAME OF REPORTING PERSONS Elan Pharmaceutical Investments,
                  Ltd.

                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
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      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
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      (3)         SEC USE ONLY

--------------------------------------------------------------------------------
      (4)         SOURCE OF FUNDS (See Instructions)
                  WC
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      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
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      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda
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   Number of      (7)    SOLE VOTING POWER
     Shares              -0- (See Item 5)
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               2,667,670  (See Item 5)
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             -0- (See Item 5)
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         2,667,670  (See Item 5)
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      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,667,670 (See Item 5)
--------------------------------------------------------------------------------
      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)  [  ]
--------------------------------------------------------------------------------
      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.2% (See Item 5)
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      (14)        TYPE OF REPORTING PERSON (See Instructions)
                  CO
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Item 1. Security and Issuer.

     Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     This Amendment No. 4 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 4, 1998, as amended by the
Schedule 13D/A1 filed with the Commission on May 23, 2002, by the Schedule 13D/A2 filed with the Commission on February 6, 2004 and by the Schedule 13D/A3 filed with the Commission on February 13, 2004 (as so amended, the "Schedule 13D") relating to the common stock, par value $.001 per share (the "Common Stock"), of DOR BioPharma, Inc., a Delaware corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer is DOR BioPharma, Inc., 1691 Michigan Ave., Suite 435, Miami, FL 33139.

Item 5. Interest in Securities of Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of February 19, 2004, Elan (indirectly through its ownership of EIS and EPIL) and EIS (indirectly through its ownership of EPIL) each beneficially owned 2,667,670 shares of Common Stock (including 2,505,070 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock and accrued but unpaid dividends thereon), representing 7.2% of the outstanding shares of Common Stock (based on 34,636,908 shares of Common Stock outstanding as of November 1, 2003 as reported in the Issuer's Form 10-QSB for the quarterly period ended September 30, 2003, plus 2,505,070 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock and accrued but unpaid dividends thereon). As of February 19, 2004, EPIL beneficially owned 2,667,670 shares of Common Stock (including 2,505,070 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock and accrued but unpaid dividends thereon), representing 7.2% of the outstanding shares of Common Stock (based on 34,636,908 shares of Common Stock outstanding as of November 1, 2003 as reported in the Issuer's Form 10-QSB for the quarterly period ended September 30, 2003, plus 2,505,070 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock and accrued but unpaid dividends thereon).

     (b) As of February 19, 2004, Elan (indirectly through its ownership of EIS and EPIL) and EIS (indirectly through its ownership of EPIL) each had the shared voting and dispositive power over 2,667,670 shares of Common Stock (including 2,505,070 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock and accrued but unpaid dividends thereon). As of February 19, 2004, EPIL had the shared voting and dispositive power over 2,667,670 shares of Common stock (including 2,505,070 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock and accrued but unpaid dividends thereon).




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



     (c) (c) On February 13, 2004, EPIL sold an aggregate of 1,306,300 shares of Common Stock in open market transactions as listed below:


       Date of Sale              Amount             Price Per Share
       ------------              ------             ---------------

         02/13/04                17,000                 $1.08
         02/13/04                33,200                 $1.07
         02/13/04                12,600                 $1.06
         02/13/04                51,300                 $1.04
         02/13/04                68,200                 $1.03
         02/13/04                248,700                $1.02
         02/13/04                875,300                $1.01

     (d) None.

     (e) Not applicable.




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



                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 19, 2004

                               ELAN CORPORATION, PLC

                               By:  /s/ Liam Daniel
                                    ---------------------------------------
                                    Name:  Liam Daniel
                                    Title:    EVP and Company Secretary

                               ELAN INTERNATIONAL SERVICES, LTD.

                               By:  /s/ Kevin Insley
                                    ---------------------------------------
                                    Name:  Kevin Insley
                                    Title:    President and Chief
                                              Financial Officer


                               ELAN PHARMACEUTICAL INVESTMENTS, LTD.

                               By:  /s/ Kevin Insley
                                    --------------------------------------
                                    Name:  Kevin Insley
                                    Title:    President and Chief
                                              Financial Officer






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